UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30454 / April 9, 2013

_____

In the Matter of	:
	:
Global X Funds	:
Global X Management Company LLC	:
	:
623 Fifth Ave., 15th floor	:
New York, NY 10022	:
	:
SEI Investments Distribution Co.	:
	:
1 Freedom Valley Drive	:
Oaks, PA 19456	:
	:
(812-14079)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(C) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Global X Funds, Global X Management Company LLC and SEI Investment Distribution
Co. filed an application on September 24, 2012, and an amendment to the application on
February 22, 2013, requesting an order under section 12(d)(1)(J) of the Investment
Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B),
and (C) of the Act, under sections 6(c) and 17(b) of the Act granting an exemption from
section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule
12d1-2(a) under the Act. The order would permit (a) certain registered open-end
management investment companies that operate as "funds of funds" to acquire shares of
certain registered open-end management investment companies, registered closed-end
management investment companies, "business development companies," as defined by
section 2(a)(48) of the Act, and registered unit investment trusts that are within and outside
the same group of investment companies as the acquiring investment companies and (b)
certain registered open-end management investment companies relying on rule 12d1-2
under the Act to invest in certain financial instruments.

On March 14, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30426). The notice gave interested persons an opportunity to

request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Global X Funds, et al. (File No. 812-14079) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                        Kevin M. O'Neill
                        Deputy Secretary